6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  July 17, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                                Form 20-F X     Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BASF Aktiengesellschaft


Date: July 17, 2003            By: /s/ Elisabeth Schick
                              ------------------------------------
                              Name: Elisabeth Schick
                              Title: Director Site Communications Ludwigshafen and Europe


                              By: /s/ Christian Schubert
                              ------------------------------------
                              Name: Christian Schubert
                              Title: Director Corporate Communications
                              BASF Group

            BASF's Supervisory Board establishes an Audit Committee

     LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--July 17, 2003--In its meeting on July 17, 2003, the Supervisory Board of BASF Aktiengesellschaft established an Audit Committee as well as rules of procedure for the new body. The activities of the Audit Committee cover both areas that are binding under the U.S. Sarbanes Oxley Act, as well as duties that are recommended by the German Corporate Governance Code.

     The German Corporate Governance Code recommends that the Audit Committee deals in particular with issues related to accounting and risk management, the requisite independence of auditors, the engagement of auditors, determining auditor assignments and agreeing auditing fees.

     Max Dietrich Kley, former deputy chairman of BASF's Board of Executive Directors, was elected chairman of the Audit Committee. Further members are Dr. Karlheinz Messmer, plant manager at BASF's Ludwigshafen site; Jurgen Walter, member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union (IG BCE); and Helmut Werner, managing director of Helmut Werner GmbH.

     BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of about EUR32 billion (circa $34 billion) and over 89,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

    CONTACT: BASF
             Michael Grabicki
             Tel. 0621 60-99938
             Fax 0621 60-92693
             michael.grabicki@basf-ag.de